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SECURI 05037042 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM 3/14

SEC FILE NUMBER
8- ~~13174~~ 28967

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 AND ENDING December 31, 2004
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bentley-Lawrence Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 W. Big Beaver Road, Suite 850
(No. and Street)

Troy (City) Michigan (State) 48084 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard L. Coskey (248) 649-4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William I. Minoletti & Co., P.C.
(Name – *if individual, state last, first, middle name*)

30435 Groesbeck Highway (Address) Roseville (City) Michigan (State) 48066 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard L. Coskey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bentley-Lawrence Securities, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

KATHLEEN A. HOFER
Notary Public, State of Michigan
County of Oakland
My Commission Expires Oct. 18, 2011
Acting in the County of Oakland

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BENTLEY-LAWRENCE SECURITIES, INC.

FINANCIAL STATEMENTS

and

SUPPORTING SCHEDULES PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2004

with

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

BENTLEY-LAWRENCE SECURITIES, INC.

TABLE OF CONTENTS

	Page No.
INDEPENDENT AUDITOR'S REPORT	1
BALANCE SHEETS	2
STATEMENTS OF STOCKHOLDERS' EQUITY	3
STATEMENTS OF OPERATIONS	4
STATEMENTS OF CASH FLOWS	5-6
NOTES TO FINANCIAL STATEMENTS	7-9
SUPPORTING SCHEDULES:	
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION	10-11
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3	12

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: minoletti@ameritech.net

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Bentley-Lawrence Securities, Inc.

We have audited the accompanying balance sheets of Bentley-Lawrence Securities, Inc. as of December 31, 2004 and 2003 and the related statements of stockholders' equity, operations, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bentley-Lawrence Securities, Inc. as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules on pages 10 to 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William I. Minoletti & Co. P.C.

February 9, 2005

BENTLEY-LAWRENCE SECURITIES, INC.
BALANCE SHEETS
December 31, 2004 And 2003

ASSETS

	2004	2003
Cash	$ 17,314	$ 23,822
Securities owned:		
Money market funds	203,873	218,387
Other, not readily marketable, at cost	3,300	3,300
Accounts receivable:		
Brokers, dealers and clearing organization	31,205	31,740
Salesmen and other	16,960	4,258
Deposit – clearing organization	25,000	25,000
Prepaid expenses	10,354	10,286
Equipment, net of accumulated depreciation of $45,925 and $43,183	5,265	8,007
	$313,271	$324,800

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003
Accounts payable:		
Commissions due sales representatives	$ 14,017	$ 14,390
Payroll taxes withheld and accrued	2,184	3,838
Accrued expenses	33,564	17,426
Total liabilities	49,765	35,654
Stockholders' equity:		
Common stock, par value $1.00 per share:		
Class A voting, 100,000 shares authorized; 52,671 shares issued	52,671	52,671
Class B non-voting, 500,000 shares authorized; 20,000 shares issued	20,000	20,000
Capital in excess of par value	140,574	140,574
Retained earnings	50,261	75,901
Net stockholders' equity	263,506	289,146
	$313,271	$324,800

See accompanying notes.

BENTLEY-LAWRENCE SECURITIES, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
For The Years Ended December 31, 2004 And 2003

	Common Stock				
	Class A Voting	Class B Non-Voting	Capital In Excess Of Par Value	Retained Earnings	Net Stockholders' Equity
Balance, December 31, 2002	$ 52,671	$ 20,000	$140,574	$142, 808	$356,053
Net Loss For The Year Ended December 31, 2003	-	-	-	(66,907)	(66,907)
Balance, December 31, 2003	52,671	20,000	140,574	75,901	289,146
Net Loss For The Year Ended December 31, 2004	-	-	-	(25,640)	(25,640)
Balance, December 31, 2004	$ 52,671	$ 20,000	$140,574	$ 50,261	$263,506

See accompanying notes.

BENTLEY-LAWRENCE SECURITIES, INC.
STATEMENTS OF OPERATIONS
For The Years Ended December 31, 2004 And 2003

	2004	2003
Income:		
Commissions and fees	$1,761,093	$1,390,631
Net gains (losses) on security transactions	(2,744)	481
Interest	2,358	3,461
Total income	1,760,707	1,394,573
Commissions and clearing charges:		
Commissions paid	1,164,383	897,472
Trading and clearing charges	163,555	133,545
Total commissions and clearing charges	1,327,938	1,031,017
Gross profit from operations	432,769	363,556
Selling, general and administrative expenses	456,209	428,463
Loss before provision for taxes	(23,440)	(64,907)
Provision for taxes:		
Federal income tax (Note 1)	-	-
Single Business tax	2,200	2,000
Total provision for taxes	2,200	2,000
Net loss	$ (25,640)	$ (66,907)

See accompanying notes.

BENTLEY-LAWRENCE SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2004 And 2003

	2004	2003
Increase (decrease) in cash and cash equivalents:		
Cash flows from operating activities:		
Fees and commissions received	$ 1,761,628	$ 1,394,154
Security gains (losses)	(2,744)	481
Interest received	2,358	3,461
Commissions paid	(1,177,458)	(907,043)
Trading and clearing charges	(163,555)	(133,545)
Other selling, general and administrative expenses paid	(439,751)	(419,613)
Federal and State taxes refunded (net)		4,660
Federal and State taxes paid	(1,500)	
Net cash used by operating activities	(21,022)	(57,445)
Net decrease in cash and cash equivalents	(21,022)	(57,445)
Cash and cash equivalents at beginning of year	242,209	299,654
Cash and cash equivalents at end of year	$ 221,187	$ 242,209

See accompanying notes.

BENTLEY-LAWRENCE SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2004 And 2003
(Continued)

	2004	2003
Reconciliation of net (loss) to net cash used in operating activities:		
Net (loss)	$(25,640)	($66,907)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Depreciation and amortization	2,742	3,336
(Increase) decrease in:		
Accounts receivable	(12,167)	1,994
Refundable Federal income taxes	-	5,160
Prepaid expenses	(68)	6,544
Increase (decrease) in:		
Accounts payable	(2,027)	(7,799)
Accrued expenses	15,438	(1,273)
Michigan single business taxes payable	700	1,500
Total adjustments	4,618	9,462
Net cash used by operating activities	$(21,022)	$(57,445)

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers money market funds as cash equivalents.

See accompanying notes.

Note 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Bentley-Lawrence Securities, Inc., was incorporated in the State of Michigan in 1987 and operates as a securities broker dealer.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Securities Transactions

Securities transactions and the related commission revenues and expenses are recorded on a trade date basis.

Securities Owned

Securities owned are valued at market and unrealized gains and losses are reflected in income.

Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligation.

Equipment

Equipment is recorded at cost and depreciated over the estimated useful lives of the assets on the straight-line, declining balance and accelerated and modified accelerated cost recovery system methods.

Income Taxes

the Company has available a net operating loss carryforward of approximately $98,000 to offset against future taxable income.

Note 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $50,000 or 1/15th of aggregate indebtedness, as defined.

At December 31, 2004, the Company's net capital was $223,457 and its required net capital was $50,000. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 0.22 to 1.

Note 3 – EMPLOYEE BENEFIT PLAN

The Company maintains a Simplified Employee Pension Plan (SEP) for all eligible employees. The Company's contribution to the Plan, as determined by the Board of Directors is discretionary but may not exceed 25% of the annual aggregate compensation (as defined) paid participating employees. The Board of Directors elected not to make a contribution to the Plan for the years ended December 31, 2004 and 2003.

Note 4 – LEASE COMMITMENTS

The Company leases under operating leases its facilities and various items of equipment. Minimum lease payments on leases outstanding at December 31, 2004 are as follows:

Year Ended December 31,	Operating Facilities	Equipment	Total
2005	96,500	3,600	100,100
2006	56,900	3,600	60,500
2007	-	3,000	3,000

For the years ended December 31, 2004 and 2003, the total lease expense pursuant to operating leases amounted to $97,702 and $95,876, respectively, and is included in selling, general, and administrative expense in the attached Statement of Operations.

Note 5 – CONTINGENCIES

From time to time the Company is named in legal actions which management considers to be incidental to the industry in which it operates. The disposition of matters pending at December 31, 2004, in the opinion of management, will not have a material adverse effect on the Company's financial position.

SUPPORTING SCHEDULES

BENTLEY-LAWRENCE SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2004

1. Total ownership equity	$263,506
2. Deduct ownership equity not allowable for net capital	-
3. Total ownership equity qualified for net capital	263,506
4. Add:	
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
B. Other (deductions) or allowable credits	-
5. Total capital and allowable subordinated liabilities	263,506
6. Deduction and/or charges:	
A. Total non-allowable assets from Statement of Financial Condition	35,972
7. Other additions and/or allowable credits	-
8. Net capital before haircuts on securities positions	227,534
9. Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1[f])	4,077
10. Net capital	223,457
13. Net capital requirement	50,000
14. Excess net capital	$173,457

BENTLEY-LAWRENCE SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2004

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total liabilities from balance sheet	$49,765
19. Total aggregate indebtedness	$49,765
20. Percentage of aggregate indebtedness to net capital	22.27%

STATEMENT PURSUANT TO PARAGRAPH (d) (4) OF RULE 17a-5

There are no differences between this computation of net capital and the corresponding computation prepared by Bentley-Lawrence Securities, Inc. and included in the Company's unaudited Part IIA, FOCUS Report filing as of the same date.

BENTLEY-LAWRENCE SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALER UNDER RULE 15c3-3
December 31, 2004

Bentley-Lawrence Securities, Inc., is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3(k)(2)(ii), as a broker-dealer, "who, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer ...".